Mail Stop 3010

April 23, 2009

Mr. Scott Nelson
Vice President Accounting/Finance
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

      Re: General Growth Properties, Inc.
             Form 8-K for Event Reported October 21, 2008
             Filed October 27, 2008
             File No. 001-11656

Dear Mr. Nelson:

      We have completed our review of the above referenced filing and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Accounting Branch Chief